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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             NABORS INDUSTRIES LTD.
             (Exact Name of Registrant as Specified in its Charter)

               BERMUDA                                  98-0363970
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

                                MINTFLOWER PLACE
                               8 PAR-LA-VILLE ROAD
                                 HAMILTON, HM08
                                     BERMUDA
               (Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                     Name of each exchange on which
          to be so registered                     each class is to be registered
----------------------------------------          ------------------------------
COMMON SHARES, PAR VALUE $.001 PER SHARE          NEW YORK STOCK EXCHANGE, INC.

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
NOT APPLICABLE.

Securities to be registered pursuant to Section 12(b) of the Act: NONE.



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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The securities of Nabors Industries Ltd., a Bermuda exempted company (the "Company"), to be registered are the common shares, par value $.001 per share (the "Common Shares"). The following is a description of the Common Shares, as well as the rights, preferences and restrictions of other authorized capital stock of the Company that may affect the rights of holders of the Common Shares.

COMMON SHARES

         Holders of Common Shares are entitled to dividends and other distributions in cash, Common Shares or property of the Company out of assets of funds of the Company legally available therefore, as the Company's board of directors (the "Board") may from time to time declare. The Company has not paid any cash dividends on the Common Shares since 1982. The Company does not currently intend to pay any cash dividends on the Common Shares. However, the Company notes that there have been recent positive industry trends and changes in tax law providing more favorable treatment of dividends. As a result, the Company can give no assurance that it will not reevaluate its position on dividends in the future.

         Holders of Common Shares are entitled to one vote on any question to be decided on a show of hands and one vote per Common Share on a poll on all matters submitted to a vote of the shareholders of the Company. Except as specifically provided in the Company's bye-laws or in The Companies Act 1981 (Bermuda), as amended (the "Companies Act"), any action to be taken by shareholders at any meeting at which a quorum is in attendance shall be decided by a majority of the issued Common Shares present in person or represented by proxy and entitled to vote. In addition, except for the removal of auditors and directors, any action required or permitted to be taken at any annual or special shareholders' meeting may be taken without a meeting by unanimous resolution signed by all shareholders, or their proxy, entitled to vote on the matter. The Company's bye-laws do not provide for cumulative voting.

         The Company's bye-laws provide for three classes of directors to serve staggered three-year terms.

         Upon the winding up of the Company, a liquidator may divide among the Company's shareholders in cash or in kind the whole or any part of the Company's assets and for such purposes set such value as such liquidator deems fair on any property to be so divided, and determine how such division shall be carried out as between the Company's shareholders or different classes of shareholders, provided that in all events, amounts will be distributed pursuant to the rights attached to those securities then outstanding.

         Holders of Common Shares do not have a preemptive or preferential right to purchase any other securities of the Company. The Common Shares have no sinking fund provision.
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PROVISIONS OF ORGANIZATIONAL DOCUMENTS

         Pursuant to the Company's bye-laws, the Board has the authority to issue a significant amount of Common Shares and up to 25,000,000 preferred shares, par value $.001 per share (the "Preferred Shares"), and to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of the Preferred Shares, in each case without further vote or action by the holders of the Common Shares. A single Special Voting Preferred Share has been authorized and issued. The Special Voting Preferred Share ranks senior to the Common Shares as to distribution of assets upon liquidation, with a $0.01 liquidation preference (the "Liquidation Preference"). Upon receiving the Liquidation Preference, the holder of the Special Voting Preferred Share shall not be entitled to any further participation in any distribution of the Company's assets. Except as required by law, the Company's Memorandum of Association or the Company's bye-laws, the holder of the Special Voting Preferred Share votes in a single class with holders of the Common Shares, on behalf of holders of exchangeable shares issued by the Company's subsidiary, Nabors Exchangeco (Canada), Inc. ("Exchangeco Shares"), with the holder of the Special Voting Preferred Share having a number of votes equal to the number of outstanding Exchangeco Shares. The holder of the Special Voting Preferred Share is not entitled to receive any dividends.

          Although the Company has no present plans to issue additional Preferred Shares, the classified Board and the Board's ability to issue additional Preferred Shares may discourage, delay or prevent changes in control of the Company that are not supported by the Board, thereby possibly preventing certain of the Company's shareholders from realizing a possible premium on their shares. In addition, the requirement in the indenture for Series B of the Company's $700 million zero coupon senior exchangeable notes due 2023 to pay a make-whole premium in the form of an increase in the exchange rate in certain circumstances could have the effect of making a change in control of the Company more expensive.

BERMUDA LAW

         There are no limitations imposed by Bermuda law or the Company's bye-laws on the right of shareholders who are not Bermuda residents to hold or to vote the Common Shares.

         Bermuda has exchange controls which apply to residents in respect of the Bermudian dollar. As an exempted company, the Company is considered to be nonresident for such controls; consequently, there are no Bermuda governmental restrictions on the Company's ability to make transfers and carry out transactions in all other currencies, including the currency of the United States of America.

         There is no reciprocal tax treaty between Bermuda and the United States of America regarding withholding taxes. Under existing Bermuda law, there is no Bermuda income or withholding tax on dividends, if any, paid by the Company to its shareholders. Furthermore, no Bermuda tax or other levy is payable on the sale or other transfer (including by gift or on the death of the shareholder) of Common Shares (other than by shareholders resident in Bermuda).

ITEM 2.       EXHIBITS.

         None.


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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: October 25, 2005                      NABORS INDUSTRIES LTD.


                                             By: /s/ Daniel McLachlin
                                                 -------------------------------
                                                 Name:  Daniel McLachlin
                                                 Title: Vice President -
                                                 Administration & Secretary